LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: November 7, 2003

LEEWARD CAPITAL CORP. ANNOUNCES $200,000 PRIVATE PLACEMENT

James W. Davis, President, is pleased to announce a private placement of 1,000,000 units of Leeward Capital Corp. at a price of $0.20 per unit for gross proceeds of $200,000, to be placed to a director of the Company. Each unit consists of one common share and one common share purchase warrant, each warrant to be exercisable into one common share for a period of one year from closing of the private placement upon payment by the holder of $0.25 per common share. The private placement is subject to regulatory and stock exchange approval. All of the securities will be subject to a 4-month hold period in accordance with applicable securities laws.

The Company will use the proceeds from the private placement for general capital and future property acquisitions.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

03037465

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

03 NOV 10 AM 7:21

SUPPL

dlw 11/18

No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: November 7, 2003

LEEWARD CAPITAL CORP. CLOSES $150,000 PRIVATE PLACEMENT

James W. Davis, President, is pleased to confirm the closing of a private placement, announced October 21, 2003, of 1,000,000 units of Leeward Capital Corp. at a price of $0.15 per unit for gross proceeds of $150,000, to be placed to one subscriber resident in Ontario. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant to be exercisable into one common share for a period of one year from closing of the private placement upon payment by the holder of $0.20 per common share.

Leeward paid a finder's fee of 150,000 warrants in relation to the placement. The private placement is subject to regulatory and stock exchange approval. All of the securities will be subject to a 4-month hold period in accordance with applicable securities laws.

The Company will use the proceeds from the private placement for working capital, exclusive of salaries or to satisfy debt payable to related parties of the issuer.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These *risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological* data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com